SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 30, 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	Press release of Telefónica de Argentina S.A. dated June 30, 2003 regarding the extension of the proxy delivery deadline of pending exchange offers.

Press Release

FOR IMMEDIATE RELEASE

Telefónica de Argentina Announces Extension of the Proxy Delivery Deadline

of Pending Exchange Offers

Buenos Aires, June 30, 2003—Telefónica de Argentina S.A. (“TASA”) announced today that it has extended the proxy delivery deadline of its offer to exchange two series of existing TASA notes (the 11.875% TASA Notes due 2004 and the 9.125% TASA Notes due 2008) for two new series of TASA notes plus a cash payment, and its offer to exchange two series of existing notes issued by TASA’s holding company, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), (the Cointel 8.85% Series A Notes due 2004 and the 10.375% Cointel Series B Notes due 2004) for two new series of TASA notes plus a cash payment. The proxy delivery deadline for all exchange offers and proxy solicitations has been extended from 5:00 p.m., New York City time, on June 30, 2003, to 5:00 p.m., New York City time, on July 1, 2003.

All other terms of the exchange offers remain in effect as set forth in the relevant prospectus and proxy solicitation, each dated June 17, 2003, included in TASA’s registration statement filed with the Securities and Exchange Commission on June 17, 2003.

A registration statement relating to the new securities has been filed with the Securities and Exchange Commission and has been declared effective. These securities may not be sold nor may offers to buy be accepted prior to the time the company has obtained the necessary authorization from the Comisión Nacional de Valores of Argentina. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or Argentina in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or Argentina.

Copies of the prospectuses may be obtained by calling D.F. King & Co., Inc., at +1-800-549-6697 or +1-212-269-5550, or by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional office in New York City. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Morgan Stanley & Co., Incorporated (including its affiliates) is acting as dealer manager for the exchange offers. BBVA Banco Francés S.A. (Reconquista 199, (C1003ABE) Buenos Aires, Argentina, Tel. 5411 4346-4600) is acting as solicitation agent in Argentina.

Any questions regarding the exchange offer may be addressed to Morgan Stanley as dealer manager for this transaction at the following numbers:

Morgan Stanley
Simon Morgan	+1-212-761-2219
Heather Hammond	+1-212-761-1893

Telefónica de Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A

By:	/S/ PABLO LLAURÓ

Name: Pablo Llauró
Title: Assistant General Counsel

Date:    June 30, 2003